EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 (No. 333-                ) and the related prospectus of Motient Corporation and Subsidiaries of our report dated March 30, 2006 with respect to the financial statements of Motient Corporation, Motient Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Motient Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission. We also consent to the reference to us under the headings “Experts” and “Summary Financial Data” in such Prospectus. However, it should be noted that Friedman LLP has not prepared or certified such “Summary Financial Data.”

/s/ FRIEDMAN LLP

East Hanover, New Jersey

August 7, 2006